UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2020

CF FINANCE ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38759	47-3806343
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 East 59th Street New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and three-quarters of one redeemable warrant	CFFAU	The Nasdaq Stock Market
Class A common stock, par value $0.0001 per share	CFFA	The Nasdaq Stock Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	CFFAW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On October 1, 2020, CF Finance Acquisition Corp. (the “Company” or “CFFA”) issued a press release announcing that it has established Thursday, October 8, 2020 as the record date (the “Record Date”) for its special meeting of stockholders (the “Special Meeting”) to be held with respect to the previously announced business combination (the “Business Combination”) with GCM Grosvenor Inc. (“GCM PubCo”), a Delaware corporation and a direct wholly owned subsidiary of Grosvenor Capital Management Holdings, LLLP (“Grosvenor Capital”), an Illinois limited liability limited partnership, pursuant to that certain Transaction Agreement (the “Transaction Agreement”) by and among CFFA, CF Finance Intermediate Acquisition, LLC, a Delaware limited liability company and direct wholly owned subsidiary of CFFA, CF Finance Holdings, LLC, a Delaware limited liability company, Grosvenor Holdings, L.L.C., an Illinois limited liability company, Grosvenor Capital, GCM Grosvenor Management, LLC, a Delaware limited liability company, Grosvenor Holdings II, L.L.C., a Delaware limited liability company, GCMH GP, L.L.C., a Delaware limited liability company, GCM V, LLC, a Delaware limited liability company, and GCM PubCo. The Company also announced that it will establish the date of the Special Meeting at a later time closer to the completion by the U.S. Securities and Exchange Commission (“SEC”) of its review of the registration statement on Form S-4 filed in connection with the Business Combination.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions (the “Transactions”) between GCM PubCo and CFFA, including statements regarding the anticipated timing of the Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CFFA’s securities, (ii) the risk that the Transactions may not be completed by CFFA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CFFA, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of CFFA, the satisfaction of the minimum trust account amount following redemptions by CFFA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction, (v) the effect of the announcement or pendency of the Transactions on Grosvenor Capital’s business relationships, performance, and business generally, (vi) risks that the Transactions disrupt current plans of Grosvenor Capital and potential difficulties in Grosvenor Capital employee retention as a result of the Transactions, (vii) the outcome of any legal proceedings that may be instituted against GCM PubCo or against CFFA related to the Transactions, (viii) the ability to maintain the listing of GCM PubCo’s stock on the Nasdaq Stock Market, (ix) volatility in the price of CFFA’s securities, (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns in the highly competitive asset management industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CFFA’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the joint registration statement/proxy statement on Form S-4 discussed below and other documents filed by CFFA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM PubCo and CFFA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM PubCo nor CFFA gives any assurance that either GCM PubCo or CFFA will achieve its expectations.

Additional Information and Where to Find It

This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CFFA and GCM PubCo have filed a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The proxy statement/prospectus will be sent to all CFFA stockholders. CFFA and GCM PubCo also will file other documents regarding the Transactions with the SEC. Before making any voting decision, investors and security holders of CFFA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFFA through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

CFFA and GCM PubCo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFFA’s stockholders in connection with the Transactions. Information about CFFA’s directors and executive officers and their ownership of CFFA’s securities is set forth in the Form S-4 registration statement filed by GCM PubCo that includes a joint proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Transactions may be obtained by reading the proxy statement/prospectus regarding the Transactions. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description

99.1	Press Release, dated October 1, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2020

CF FINANCE ACQUISITION CORP.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

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